SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month June 2011

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Lima, June 30th, 2011

COMISIÓN NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES CONASEV

Att.: Registro Público del Mercado de Valores
Re.: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by DS N° 093-2002-EF and CONASEV Resolution for Material Events and Reserved Information and Other Communications number 107-2002-EF/94.10.0, as modified by CONASEV Resolution number 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event:

On June 28th, Pacífico S.A. Entidad Prestadora de Salud (Pacífico EPS), a subsidiary of El Pacífico Peruano Suiza Compañía de Seguros y Reaseguros, has signed an agreement to acquire not less than 70% of the shares of La Esperanza del Peru S.A. and 100% of the shares of Analisis Clinicos ML S.R.L., subject to certain conditions that must be met first.

El Pacífico Peruano Suiza Compañía de Seguros y Reaseguros is a company 75.98% owned by Credicorp Ltd. and 21.57% owned by Credicorp´s fully owned subsidiary Grupo Credito SA.

Sincerely,

/s/ Guillermo Morales
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2011

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen
Authorized Representative